[LETTERHEAD OF BARITZ & COLMAN LLP]


                                                 June 15, 2005


VIA FACSIMILE (202/772-9205) AND REGULAR MAIL

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

      Re    Spantel Communications, Inc.
            ----------------------------
            Form 10KSB for Fiscal Year Ended December 31, 2004
            Form 10QSB for Fiscal Quarter Ended March 31, 2005

Dear Mr. Spirgel:

      We represent Spantel Communications, Inc. ("Spantel", or the "Company") and in connection with your letter dated June 1, 2005, we respond on its behalf as follows. Unless indicated to the contrary, the responses contained herein correspond to the numbered paragraphs of your letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004
---------------------------------------------------
Audit Report
------------

1. On January 5, 2005, we have been advised that a representative of the Company spoke by telephone with a representative of the Securities and Exchange Commission (the "SEC") regarding this issue. At that time, the Company was advised by the SEC that the accounting firm it utilizes must be registered with the Public Company Oversight Accounting Board (the "PCOAB") and that it must be appropriately credentialed; that is, if this entity performs the audit function for other SEC issuers or a domestic SEC client every year, it qualifies as being appropriately credentialed. Spantel's annual audit was conducted by members of the international accounting association of MSI Legal & Accounting Network, formerly McIntyre Strater International ("MSI"), and in this regard, desired to remain within this network as all of its operations are located in Spain. The public accounting firm in Canada, Staley, Okada & Partners, is registered with the PCOAB and, we understand, appropriately credentialed. This entity audits other SEC clients and while they are located in Vancouver, Canada, it is our understanding that substantially all of their partners are certified public accountants registered and practicing in Canada as well as various states of the United States. It is also our understanding that the managing partner of the Canadian firm is also a member of the American Institute of Certified Public Accountants.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
June 15, 2005 - Page 2


2. The majority of the audit work is completed in Spain by an entity known as Audalia, which is the MSI affiliate located in Madrid, Spain. The actual audit work is conducted under the direct supervision of Staley, Okada, Spantel's primary auditors in Canada. The designated principals at Staley, Okada responsible for the Spantel audit in fact travel to Spain and work directly with Audalia during the performance of the audit procedures. It is our understanding that Audalia is also registered with the PCOAB as required, as this entity in fact directly participates in Spantel's audit.

Item 8A. Controls and Procedures and Item 3. Controls and Procedures
--------------------------------------------------------------------

3. Spantel's Form 10-QSB has been revised. Form 10-QSB/A for the Quarter Ended March 31, 2005 was filed via EDGAR on June 15, 2005 to clarify that management's evaluation of disclosure controls and procedures was as of the end of the quarter covered by the report.

4. Spantel's Form 10KSB and 10-QSB have been revised to disclose that there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. Form 10-KSB/A for the Year Ended December 31, 2004 and Form 10-QSB/A for the Quarter Ended March 31, 2005 were filed via EDGAR on June 15, 2005 to reflect the foregoing.

Exhibits 31.1 & 31.2
--------------------

5. Spantel's Form 10KSB and 10-QSB have been revised with corrected certifications. Form 10-KSB/A for the Year Ended December 31, 2004 and Form 10-QSB/A for the Quarter Ended March 31, 2005 were filed via EDGAR on June 15, 2005 to reflect the foregoing.

      In connection with the foregoing responses, we hereby advise you, as counsel to and on behalf of Spantel, that it acknowledges:

      o that it is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
June 15, 2005 - Page 3


      If the staff requires hard copies of each of the EDGAR filed documents referenced herein, we will provide same under separate cover. Further, if the staff requires any additional or clarifying information, please do not hesitate to contact the undersigned directly.

      Thank you for the opportunity to provide this response.

                                                 Sincerely,

                                                 /s/ Neil S. Baritz

                                                 Neil S. Baritz

cc:      Cesar Martinez
         Kenneth Scott
         Robert Yurglich